  As filed with the Securities and Exchange Commission on April 23, 2002


                                                 Registration No. 333-86584


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------

                              AMENDMENT NO. 1


                                    TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ORGANOGENESIS INC.
             (Exact name of registrant as specified in its charter)
            Delaware                                04-2871690
 (State or other jurisdiction of                 (I.R.S. Employer
 incorporation or organization)                 Identification No.)
                                  150 Dan Road
                          Canton, Massachusetts 02021
                                 (781) 575-0775
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 -------------
                               Steven B. Bernitz
                            Chief Executive Officer
                               Organogenesis Inc.
                                  150 Dan Road
                          Canton, Massachusetts 02021
                                 (781) 575-0775
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:
                             Neil H. Aronson, Esq.
              Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                              One Financial Center
                          Boston, Massachusetts 02111
                                 (617) 542-6000

  Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                                 -------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. The + +selling stockholders named in this prospectus may not sell these securities +
+until the registration statement filed with the Securities and Exchange       +
+Commission is effective. This prospectus is not an offer to sell these        +
+securities and the selling stockholders named in this prospectus are not + +soliciting offers to buy these securities in any state where the offer or +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                   PROSPECTUS

                Subject to completion, dated April 23, 2002


                               ORGANOGENESIS INC.

                       15,360,817 Shares of Common Stock

  This prospectus relates to the resale from time to time of up to 15,360,817 shares of our common stock by the selling stockholders described in the section entitled "Selling Stockholders" beginning on page 17 of this prospectus.

  For information on the possible methods of sale that may be used by the selling stockholders, you should refer to the section entitled "Plan of Distribution" beginning on page 23 of this prospectus.

  Our common stock is listed on the American Stock Exchange under the symbol "ORG." The last reported sale price for our common stock on the American Stock Exchange on April 22, 2002 was $0.89 per share.


  Investing in our common stock involves a high degree of risk. You should carefully consider the "Risk Factors" beginning on page 6 of this prospectus before deciding to invest in our common stock.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is April     , 2002.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PROSPECTUS SUMMARY.........................................................   1
OUR BUSINESS...............................................................   1
THE OFFERING...............................................................   5
RISK FACTORS...............................................................   6
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION.........................  17
USE OF PROCEEDS............................................................  17
SELLING STOCKHOLDERS.......................................................  17
PLAN OF DISTRIBUTION.......................................................  23
LEGAL MATTERS..............................................................  24
EXPERTS....................................................................  24
WHERE YOU CAN FIND MORE INFORMATION........................................  25
INCORPORATION OF INFORMATION BY REFERENCE..................................  25

                               ----------------

   You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

                               PROSPECTUS SUMMARY

   This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus, including incorporated documents, carefully, especially the risks of investing in our common stock discussed under "Risk Factors."

                                  OUR BUSINESS

   Organogenesis Inc. designs, develops and manufactures medical products containing living cells and/or natural connective tissue. We were the first company to develop, manufacture and gain U.S. Food and Drug Administration, or FDA, approval for a mass-produced product containing living human cells. Our lead product, Apligraf living skin substitute, is FDA-approved and marketed in the United States for two uses: treatment of healing-resistant venous leg ulcers, approved in May 1998, and treatment of healing-resistant diabetic foot ulcers, approved in June 2000. Novartis Pharma AG has exclusive global Apligraf marketing rights. Our FortaFlex bioengineered collagen matrix product line includes FortaPerm tissue support product and FortaGen tissue repair product. Both FortaPerm and FortaGen are being sold by our sales and marketing team.

   Organogenesis was organized as a Delaware corporation in 1985. Our principal office is located at 150 Dan Road, Canton, Massachusetts 02021. The telephone number is (781) 575-0775 and the fax number is (781) 575-0440. Our website address is www.organogenesis.com.

Business Strategy

   Our goal is to expand our position as a leading tissue repair and regeneration company. Key elements of our strategy include:

  . Accelerate market penetration of Apligraf: We support the efforts of Novartis Pharma AG, which has exclusive global Apligraf marketing rights, to expand the use of Apligraf in the wound care market. Our participation includes raising the awareness of Apligraf's applications and benefits among medical thought leaders by publishing Apligraf-related articles in leading medical journals, as well as participating in professional forums where advances in new treatments are discussed. We also seek to expand the indications for which Apligraf has marketing approval.

  . Improve our manufacturing process for Apligraf: We are continually working to improve our Apligraf manufacturing process to decrease costs and increase our production capacity. For example, we have introduced semi-automated equipment for segments of the process to increase consistency and reliability and have streamlined procedures to increase efficiency.

  . Develop new products utilizing our living cell and bioengineered collagen matrix technologies: We have recently launched two bioengineered collagen matrix products--FortaPerm tissue support and FortaGen tissue repair. We expect to introduce additional products during 2002. We have under development additional bioengineered collagen matrix, as well as living cell, product candidates.

  . Selectively utilize strategic relationships: We intend to efficiently develop and commercialize our products by maintaining a flexible strategy for outsourcing our development, manufacturing and marketing activities. Our strategy focuses our internal efforts on proprietary areas, including the manufacture of Apligraf and certain research and development programs. We seek to outsource functions that are beyond our capacity or where it is more cost effective to do so. For example, we entered into an agreement with Novartis in January 1996 under which Novartis is responsible for the worldwide marketing of Apligraf and we are responsible for its manufacture. Alternatively, we have built our own small sales force to sell certain products, including FortaPerm and FortaGen, to targeted markets.

                         Products and Product Pipeline


   Product or Product     Indication/Potential   U.S. Development and
    Under Development             Uses            Regulatory Status     Commercialization

                                Apligraf Product
-------------------------------------------------------------------------------------------
  Apligraf               Diabetic foot ulcers   On market              Novartis
  living skin            Venous leg ulcers      On market              Novartis
  substitute
                         Skin surgery wounds    Pivotal trial          Novartis

                               Fortaflex Products
-------------------------------------------------------------------------------------------
  FortaPerm              Vaginal prolapse;      On market              Internal sales force
  tissue support         urinary incontinence;
                         various
                         reconstructive and
                         aesthetic plastic
                         surgery procedures
-------------------------------------------------------------------------------------------
  FortaGen               Complex/recurrent      On market              Internal sales force
  tissue repair          hernias; ostomy
                         reinforcement; muscle
                         flap donor sites
-------------------------------------------------------------------------------------------
  PuraPly                Acute and chronic      Pilot marketing        Royce Medical
  wound dressing         partial and full-      underway by Royce      Company and internal
                         thickness wounds                              sales force

                    Other Research and Development Programs
-------------------------------------------------------------------------------------------
  FortaFlex              Rotator cuff repair    Marketing clearance    Biomet, Inc.
  rotator cuff repair    procedures             granted
  product
-------------------------------------------------------------------------------------------
  FortaFill              Tissue augmentation    Under development      Expect to use
  tissue augmentation    procedures, such as                           internal
                         facial augmentation                           sales force
-------------------------------------------------------------------------------------------
  Revitix                Following laser        Under development      Expect to use
  regenerative skin      resurfacing and deep                          internal
  complex                chemical peel                                 sales force
                         procedures
-------------------------------------------------------------------------------------------
  Vitrix                 Deep diabetic foot     Pilot study in deep    Novartis has right
  living dermal          ulcers and deep        diabetic foot ulcers   to purchase option
  replacement product    pressure sores                                to negotiate license
-------------------------------------------------------------------------------------------
  other living wound                            In research
  healing products


Products and Programs

   We are utilizing our expertise in living cells and natural connective tissue in our product development. In addition to Apligraf, FortaPerm and FortaGen, we have developed PuraPly wound dressing product and, with Biomet, a rotator cuff repair product. Development programs include FortaFill soft tissue augmentation product candidate, Revitix regenerative skin complex and Vitrix living dermal replacement product candidate, as well as other living tissue replacements.

 Apligraf living skin substitute

   Apligraf was the first mass-produced product containing living human cells to gain FDA marketing approval. Apligraf contains living human skin cells-- keratinocytes and fibroblasts--organized in an epidermal and dermal layer. Apligraf is mass-produced, available to physicians on demand and does not require hospitalization for use.

   Novartis Pharma AG has exclusive global Apligraf marketing rights. In 2001, we amended our license and supply agreement with Novartis to significantly increase the payments we receive for Apligraf units shipped and to provide funding support for certain facility investments and clinical development activities. We obtained FDA marketing approval of Apligraf in the United States for use in the treatment of venous leg ulcers in 1998 and for use in the treatment of diabetic foot ulcers in 2000. Novartis also markets Apligraf in select international markets, although sales are not significant in those markets.

 Current and Potential Markets

   Diabetic foot ulcers: Apligraf is FDA-approved for use in the treatment of healing-resistant diabetic foot ulcers. Apligraf has been shown to heal more of these ulcers, and heal them faster, than standard care alone. A common complication of diabetes, foot ulcers afflict up to 800,000 people in the United States. Unhealed, these wounds can lead to life-threatening infections and do result in over 80,000 amputations per year. Foot ulcers are also a leading cause of hospitalization among diabetics. The treatment of diabetic foot ulcers and the expenses of diabetes-related amputations are estimated to cost the U.S. healthcare system over $1 billion per year.

   Venous leg ulcers: Apligraf is also approved and marketed in the United States for the treatment of healing-resistant venous leg ulcers, chronic wounds caused by poor blood circulation. Apligraf has been shown to heal more of these ulcers, and heal them faster, than standard care alone. Venous leg ulcers afflict approximately 500,000 people in the United States. They can take six months or longer to heal. Data have been published on the cost-effectiveness of Apligraf in the treatment of hard-to-heal venous leg ulcers.

   Other potential markets: As a living skin substitute, Apligraf has a number of additional potential uses, including pressure ulcers, burns, epidermolysis bullosa (a genetic skin disorder) and other chronic and acute wounds. For example, we currently have a pivotal trial underway to assess the ability of Apligraf to reduce scarring following skin cancer surgery. We expect to complete this trial during 2002.

   Reimbursement: In August 2000, the Centers for Medicare & Medicaid Services, or CMS, formerly known as the Health Care Financing Agency, placed Apligraf on the Outpatient Prospective Payment System list. This qualified Apligraf for reimbursement by Medicare when applied in the hospital outpatient setting, such as hospital-affiliated wound care clinics. In February 2001, the CMS classified Apligraf as a biologic for reimbursement purposes when used in a doctor's office. In January 2002, a permanent code was published for Apligraf in the American Medical Association's coding book. Apligraf is currently being reimbursed by Medicare in the hospital, hospital outpatient and doctor's office settings in all 50 states.


 Bioengineered Collagen Matrix Products and Product Candidates

   We have developed an acellular, collagen-based technology, called FortaFlex, that results in a strong sheet of highly purified collagen. We have optimized our FortaFlex-based products for the strength and tissue interaction requirements of specific applications. FortaFlex products are sold through our own sales force and through collaborations with Royce Medical Company and Biomet, Inc.

   FortaPerm. We have used our FortaFlex technology to develop a tissue support product called FortaPerm. In June 2001, the FDA granted 510(k) marketing clearance for FortaPerm for broad use in soft tissue reinforcement applications. A 510(k) filing demonstrates that a medical device is as safe and effective as other devices that are legally marketed for the same purpose or procedure. Initial target applications for FortaPerm include the treatment of vaginal prolapse, urinary incontinence and various reconstructive and aesthetic plastic surgery procedures. Each year in the United States there are approximately 350,000 uro-gynecological procedures and 200,000 plastic surgery procedures for which FortaPerm is targeted. We began commercializing FortaPerm in October 2001.

   FortaGen. We have used our FortaFlex technology to develop a tissue repair product called FortaGen. In August 2001, the FDA granted 510(k) marketing clearance for FortaGen for broad use in soft tissue reinforcement applications. Initial target applications for FortaGen include complex/recurrent hernias, ostomy reinforcement and muscle flap donor sites. Each year in the United States there are approximately 250,000 procedures to treat complex/recurrent hernias, 150,000 ostomy reinforcement procedures and 20,000 muscle flap donor site procedures for which FortaGen is targeted. We began commercializing FortaGen in January 2002.

   PuraPly. In June 2001, the FDA granted 510(k) marketing clearance for our FortaFlex-based product, PuraPly, for use as a wound dressing in the management of acute and chronic, partial and full-thickness wounds. We have entered into a collaboration agreement with Royce Medical Company that grants Royce the right to market PuraPly to the U.S. non-hospital market.

   FortaFill. We are developing a FortaFlex-based product candidate, FortaFill, for use in soft tissue augmentation procedures, such as facial augmentation. Each year in the United States there are approximately 500,000 procedures for which FortaFill may have application.

   Collaboration with Biomet, Inc. In August 2001, we entered into a collaboration agreement with Biomet, Inc. that grants Biomet the worldwide exclusive right to distribute, market and sell co-developed FortaFlex-based orthopedic and periodontal products in exchange for a percentage of the product's net selling price. Additionally, Biomet agreed to provide us with funding for product development. The initial development project of this collaboration is a rotator cuff repair product. In March 2002, the FDA granted 510(k) marketing clearance for this product. Each year in the United States, there are approximately 200,000 rotator cuff repair procedures.

 Revitix

   We are developing Revitix, a topical skin preparation to accelerate the rejuvenation of skin for use following laser resurfacing and deep chemical peel procedures. Each year in the United States there are approximately 200,000 such procedures for which Revitix may have use. The proprietary topical formulation of Revitix includes a complex array of cytokines and growth factors that we obtain in large quantities during the manufacturing of Apligraf. Revitix provides a more complete array of growth factors than those produced by dermal fibroblasts or epidermal keratinocytes alone.

 Vitrix Living Dermal Replacement Product Candidate

   Deep wounds involve loss of dermis, the skin's lower layer. Dermal tissue contributes to wound healing. It also plays an important role in healing quality. Because dermal tissue, once lost, is not regenerated by the body, a need exists for living dermal replacement products. Vitrix living dermal replacement product candidate is a single layer product containing living human dermal cells, or fibroblasts, and dermal structural protein, or collagen. Because Vitrix is a single, dermal layer, it can be folded upon itself and inserted into deep wounds. Potential applications for Vitrix include deep diabetic foot ulcers and deep pressure sores, such as those extending through skin to underlying bone, ligament or tendon. We initiated a pilot trial with Vitrix in deep diabetic foot ulcers in the third quarter of 2001. A 2001 amendment to our Novartis license and supply agreement granted Novartis the right to purchase an exclusive option to negotiate terms to license Vitrix, as well as a second living dermal replacement product currently in research. We are developing other living wound healing products.

 Longer-Term Research and Development Programs

   We are actively seeking third party funding for several of our long-term programs. These include: our collagen-based off-the-shelf coronary vascular graft, our liver assist device and a pancreatic islet cell research program.

   Organogenesis, our logo, FortaFlex(TM), FortaPerm(TM), FortaGen(TM), PuraPly(TM), FortaFill(TM), Revitix(TM) and Vitrix(TM) are trademarks of Organogenesis Inc. Apligraf(R) is a registered trademark of Novartis. Royce(R) is a registered trademark of Royce Medical Company.


                                  THE OFFERING


Common stock offered by the selling
stockholders............................... 15,360,817 shares

Use of proceeds............................ We will not receive any proceeds from the sale of shares of our common stock by the
                                            selling stockholders. Upon any exercise of
                                            the warrants sold in the March 2002 private
                                            placement for which the underlying shares
                                            are being registered, however, we will
                                            receive the exercise price of the warrants,
                                            which is $2.25 per share or approximately
                                            $8,146,550 in the aggregate. Similarly, upon
                                            any exercise of the warrant issued in
                                            October 1999 and subsequently transferred to
                                            the holder in October 2000 for which the
                                            underlying shares are being registered, we
                                            will receive the exercise price of the
                                            warrant, which is $10.00 per share or
                                            approximately $160,000 in the aggregate. We
                                            intend to use the net proceeds from the
                                            exercise of the warrants for working capital
                                            and general corporate purposes, including
                                            research and development. See "Use of
                                            Proceeds."

American Stock Exchange symbol............. "ORG"

                                  RISK FACTORS

   Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing shares of our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the market price of our common stock could decline, and you could lose all or part of your investment.

                   Risks Relating to Our Company and Business

We have a history of losses, we expect to continue to incur losses and our future profitability is uncertain.

   The independent auditor's report for the year ended December 31, 2001 includes an explanatory paragraph stating that we have incurred recurring losses from operations, have a net capital deficiency, and have long-term debt that may become immediately due upon an event of default that raises substantial doubt about our ability to continue as a going concern.

   We have incurred significant operating losses in funding the research, development, testing and marketing of our products in every year of our existence. We incurred net losses of $28,350,000 for the year ended December 31, 1999, $28,605,000 for the year ended December 31, 1999 and $30,094,000 for the year ended December 31, 2001. The extent of future losses and the time required to achieve profitability are highly uncertain, and we may never achieve a profitable level of operations or, even if we achieve profitability, we may not be able to sustain it on an ongoing basis.

If we cannot raise additional funds, we may be required to curtail or discontinue our activities.

   Based upon our current forecasts, we believe that the net proceeds of approximately $15,500,000 received subsequent to December 31, 2001 from the private placement of convertible preferred stock, rights to purchase convertible preferred stock, common stock and warrants to purchase common stock to a select group of institutional investors, together with our product and other revenues, will be sufficient to finance operations through the first quarter of 2003. This projection is based on assumptions regarding our operating cash requirements and increased revenues from sales of Apligraf and other products, any of which could prove to be incorrect. Our research, development, manufacturing and other activities may require that we raise substantial additional funds. The "going concern" opinion from our auditors may make it more difficult for us to raise capital. We may not be able to obtain additional funding on terms favorable to us or our stockholders, if at all.

   Factors that may increase our cash requirements above our forecasts or require us to raise additional funds include:

  . failure to achieve sales volume forecasts;

  . delays in obtaining regulatory approvals of products in different countries, if needed, and subsequent timing of product launches;

  . delays in commercial acceptance and reimbursement when product launches occur;

  . changes in the progress of research and development programs or initiation of new programs;

  . payments of accrued interest under our convertible debt outstanding in cash if we are not permitted to make such payments in stock;

  . payments made under the purchase of technology assets from Baxter
    Healthcare Corporation that we expect to make in January 2003;

  . changes in the resources devoted to outside research collaborations or projects, self-funded projects, proprietary manufacturing methods and advanced technologies; and

  . acceleration of the convertible subordinated promissory note that we issued to Novartis in October 2001, which could occur if we default on our obligations under the note.

   If adequate funds are not available to us when needed, we will be required to delay, scale back or eliminate our programs or license to third parties products or technologies that we would otherwise undertake to develop ourselves and otherwise reduce our level of operations.

We have entered into collaboration agreements with Novartis and other parties to market our products and we may enter into additional collaboration agreements in the future. If these parties do not perform their obligations or terminate these agreements, it will impair our ability to commercialize our products.

   We have limited experience in sales, marketing and distribution. For this reason, we have developed long-term strategic relationships with parties that have marketing and sales forces with technical expertise and distribution capability necessary to commercialize some of our products. We entered into a license and supply agreement with Novartis pursuant to which we granted to Novartis exclusive, worldwide marketing rights for our lead product, Apligraf.

   Our revenues will depend substantially upon the efforts of Novartis, which may or may not be successful in marketing and selling Apligraf. We cannot control the amount and timing of resources that Novartis may devote to marketing and selling Apligraf or its ability or willingness to continue its investment in such activities. Our license and supply agreement with Novartis will terminate when Novartis no longer has any payment obligations to us under the agreement. The payment obligations under the agreement terminate with respect to a particular country upon the later of (1) the expiration of the patent rights related to Apligraf in that country, or (2) 10 years after the first commercial sale in that country following governmental marketing approval or clearance in that country. Payment obligations with respect to sales of Apligraf in the United States would thus terminate no earlier than 2013. The license and supply agreement may be terminated sooner for various reasons, including:

  . if either party commits a material breach of the terms of the agreement;

  . if either party becomes insolvent or files for bankruptcy;

  . if Novartis discontinues the development of Apligraf including for reasons of safety or efficacy; or

  . if a competitor of Novartis acquires substantially all of our assets or 40% or more of our voting stock.

   For any number of reasons, we may not be able to maintain a successful long-term strategic relationship with Novartis. If Novartis does not perform its obligations as expected or if Novartis has a strategic shift in its business focus, it would be difficult for us to continue to expand sales of or successfully commercialize Apligraf. Our failure to achieve broad use of Apligraf in the market would hurt our ability to generate revenues and any future profits.

   To the extent that we are unable to maintain our relationship with Novartis, we may need to reach agreement with another partner or may require more capital and resources to undertake a commercialization program for Apligraf at our own expense. In addition, we could encounter significant delays in introducing Apligraf into target markets or find that the commercialization of Apligraf in those markets is adversely affected by the absence of a strategic relationship with a pharmaceutical or medical products company.

   We have also entered into collaboration agreements with Biomet, Inc. for the development and marketing of orthopedic and periodontal applications of our FortaFlex technology and with Royce Medical Company for the sale of our PuraPly product in non-hospital settings.

We produce Apligraf at a single location and, if we were unable to utilize this facility, we would not be able to manufacture and sell Apligraf for approximately two years.

   We produce Apligraf at a single manufacturing facility located in Canton, Massachusetts. Damage to our manufacturing facility due to fire, contamination, natural disaster, power loss, unauthorized entry or other events could cause us to cease the manufacturing of Apligraf. If our manufacturing facility were destroyed, it would take approximately two years to rebuild and qualify another viable manufacturing facility, and we would not be able to sell Apligraf during the intervening period. In addition, if our manufacturing facility fails to comply with FDA and other regulatory requirements, we would be required to suspend the manufacturing of Apligraf.

If we cannot increase our manufacturing capacity for larger-scale production, we will not be able to earn substantial revenues from the sale of Apligraf.

   We have been producing Apligraf for commercial sale since the second half of 1997. However, as the demand for Apligraf increases, we must further transition from small-scale to full-scale production of our products. If we do not make the full-scale transition successfully, we will not be able to satisfy the demand for our products and our results of operations will be hurt.

Because the manufacturing process for Apligraf is complicated and time-consuming, we may experience problems that would limit our ability to manufacture and sell Apligraf, which would negatively impact our results of operations.

   As with any manufactured product, problems can occur during our production processes for Apligraf. These problems can result in increased product scrap, which can reduce our operating margins. These problems could also require us to delay Apligraf shipments, recall previously shipped product or be unable to supply Apligraf for a period of time, all of which could negatively impact our results of operations. We have on occasion instituted product recalls, which were not material. Contamination or defects could result in a material recall in the future, which could adversely affect our results of operations.

Our markets are competitive and our competitors could develop more effective products.

   We are engaged in the rapidly evolving and competitive field of tissue engineering for the treatment of skin wounds and other medical needs. Our competitors in the field of wound care include tissue engineering companies, xenotransplant companies, wound care divisions of major pharmaceutical companies and other pharmaceutical, biotechnology and medical products companies using traditional technologies to develop products for wound care. Three of our competitors are Ortec International, Inc., Advanced Tissue Sciences, Inc. and Ortho-McNeil Pharmaceutical, an affiliate of Johnson & Johnson. One of these competitors, Advanced Tissue Sciences, received FDA approval in October 2001 for a tissue-engineered, living dermal substitute for the treatment of chronic diabetic foot ulcers. This product directly competes with Apligraf. Our FortaFlex-based products compete with autologous tissue, cadaveric tissue, synthetic products, animal-derived tissue and other biomaterials. Competing companies in this field include C.R. Bard, Inc., Boston Scientific Corporation, Cook Biotech, Johnson & Johnson and Mentor Corporation. Some of our competitors have much greater resources, research and development staffs and facilities, experience in conducting clinical trials and obtaining regulatory approvals and experience in the manufacturing, marketing and distribution of products than we do. Our competitive position is based upon our ability to:

  . create and maintain scientifically-advanced technology and proprietary products and processes;

  . attract and retain qualified personnel;

  . obtain patent or other protection for our products and processes;

  . obtain required government approvals on a timely basis;

  . manufacture products on a cost-effective basis; and

  . successfully market products.

   If we are not successful in meeting these goals, our business could be hurt. Our competitors may succeed in developing technologies, products or procedures that are more effective than any that we are developing or that would render our technology and products obsolete, noncompetitive or uneconomical.

We may not successfully develop and market our products and products under development and, if we do not, we will not achieve profitability.

   Our products are subject to the risks of failure inherent in the development of innovative health care technologies and the marketing of medical products based on these technologies. These risks include the possibility that:

  . we may not be able to obtain third-party funding for several of our longer-term research and development programs;

  . our products will be found to be unsafe, ineffective or cause adverse reactions or will otherwise fail to meet or maintain applicable regulatory standards or receive necessary regulatory clearances;

  . third parties will market superior or equivalent products or our products will not gain broad acceptance by the medical community;

  . our products will be difficult or uneconomical to manufacture and market on a large scale;

  . our products will fail to achieve or be delayed in achieving acceptable insurance or other third-party reimbursement; or

  . proprietary rights of third parties will preclude us from marketing our products.

   Our business results will be hurt if we are unable to demonstrate to the medical community the efficacy, relative safety and cost-effectiveness of treating patients with our products or if our products are not accepted as alternatives to other existing or new therapies. Any future negative events or unfavorable publicity involving the use of our products could also adversely affect the acceptance of our products.

Our ability to develop, manufacture and market our products depends upon our compliance with government regulations and obtaining governmental approvals to market our products.

   Our present and proposed products are subject to extensive and rigorous regulation by governmental authorities in the United States and other countries. To clinically test, produce and market medical products for human use, we must satisfy requirements established by the FDA and comparable foreign regulatory agencies. Typically, those rules require that products be approved by the government agency as safe and effective for their intended use prior to being marketed. The approval process is expensive, time consuming and subject to unanticipated delays. Our product candidates may not be approved. For example, although Apligraf is regulated as a medical device in the United States, the European Union regulates Apligraf as a drug, which may subject the product to a more extensive regulatory approval process than that in effect for medical devices. In April 2001, Novartis submitted Apligraf for marketing approval across the European Union through the European Medical Evaluation Agency, or EMEA. With our concurrence, Novartis withdrew its application for marketing approval in November 2001 to give us time to complete the portion of our manufacturing facility that would be used to produce Apligraf and to meet other European regulatory requirements. Novartis has agreed with us to use commercially reasonable efforts to resubmit the application for EMEA regulatory approval as soon as reasonably practical, but we cannot be certain when this will occur, if at all. There can be no assurance that we will obtain EMEA approval for Apligraf on a timely basis, if at all. The FDA and comparable foreign regulatory agencies may withdraw our product approvals for failure to comply with regulatory standards for unforeseen problems with the products.

   We must test our products to determine their safety and efficacy before a submission may be filed with the FDA to obtain authorization to market regulated products. In addition, the FDA imposes various requirements on manufacturers and sellers of products under its jurisdiction, such as adherence to labeling, good manufacturing practices, record keeping and reporting requirements. Numerous regulations also govern the storage and marketing of our products. The FDA and foreign regulatory authorities have limited experience with some of our technology and products. As a result, our products are susceptible to requests for clinical modifications or additional supportive data, or changes in regulatory policy, which could substantially extend the test period for our products resulting in delays or rejections. Even after substantial time and expense, we may not be able to obtain regulatory product approval by the FDA or foreign authorities for a product or clinical indication. The FDA also may require post-marketing testing and surveillance programs for an approved product. Furthermore, changes in existing regulations or the adoption of new regulations could prevent us from obtaining, or affect the timing of, future regulatory approvals or could negatively affect the marketing of our existing products. We would not be able to commercialize our products as planned and our operating results would be hurt if:

  . the regulatory agencies find our testing protocols to be inadequate;

  . the appropriate authorizations are not granted on a timely basis, or at all;

  . the process to obtain authorization takes longer than expected or we have insufficient funds to pursue those approvals;

  . we lose previously-received authorizations; or

  . we do not comply with regulatory requirements.

   We are the sole-source manufacturer of Apligraf and have contracted with a third party to manufacture our FortaFlex line of products. We are required to maintain our manufacturing facility in compliance with the FDA's good manufacturing practices/quality systems regulations. Manufacturing facilities are usually subject to an FDA inspection before a new product is approved and are subject to continual review and periodic inspection. The discovery of previously unknown problems with our or our contract manufacturer's manufacturing processes could result in restrictions on the applicable product or withdrawal of the product from the market. Foreign regulatory agencies can also impose manufacturing controls and inspections. We may not be able to maintain the necessary regulatory approvals for our manufacturing operations or manufacture our products in a cost-effective manner. If we are unable to manufacture potential products independently or obtain or retain third party manufacturing on commercially acceptable terms, our submission of products for final regulatory approval and initiation of marketing would be delayed. This, in turn, may prevent us from commercializing product candidates as planned, on a timely basis or on a profitable basis, if at all.

   Medical and biopharmaceutical research and development involves the controlled use of hazardous materials, such as radioactive compounds and chemical solvents. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of those materials and waste products. In addition, we handle and dispose of human tissue. Although we believe that our safety procedures for handling these materials are adequate, we could be liable for damages if accidental contamination or injury were to occur. We do not maintain insurance for damages arising from accidental contamination or injury.

We have limited independent marketing experience and therefore may be unable to commercialize products for which we have not established collaborative relationships. If we are not successful in marketing these products, we will not realize substantial, if any, revenue from sales of these products.

   We commenced the commercialization of FortaPerm in October 2001 and of FortaGen in January 2002. Prior to commencement of marketing and sales activities for our FortaFlex line of products, we had no experience in commercializing medical products independently. Due to our inexperience in commercializing our own products, we may not be successful in selling these or other products directly to doctors and hospitals without the assistance of a strategic partner. These commercialization efforts will require investments for marketing and sales infrastructure and will require us to incur additional operating expenses on an ongoing basis. If we are not successful in these commercializing efforts, we will not realize meaningful product revenues and our financial condition will be harmed.

We rely heavily upon patents and proprietary technology that we own and that we license from others. If third parties violate our intellectual property rights or those intellectual property rights that we license from others, we may not be able to compete in the market.

   We rely upon our portfolio of patents, patent applications and licenses to patents and patent applications relating to living tissue products, organ assist treatments and other aspects of tissue engineering. We currently have rights in 18 patents issued in the United States, 10 patents issued in Europe and 7 patents issued in Japan.

As part of our continuing interest in protecting our intellectual property rights, we have filed and are prosecuting 17 other patent applications in the United States. We license some of our technologies under an exclusive patent license agreement with the Massachusetts Institute of Technology, or MIT. The agreement with MIT covers U.S. patents and corresponding patents in Europe and Japan. We license one of the key U.S. patents directed to our lead product Apligraf under the MIT agreement. This patent expires in 2006 and the other key U.S. patent underlying the Apligraf technology, which we own, expires in 2013. Pursuant to the MIT agreement, MIT granted us an exclusive, worldwide license to make, use and sell the products covered by its patents and to practice the procedures covered by its patents. Additionally, we have purchased intellectual property related to our liver assist device program from Baxter Healthcare Corporation. This intellectual property includes two issued U.S. patents and one pending U.S. patent, as well as corresponding international patents.

   We aggressively patent and protect our proprietary technologies. However, additional patents may not be issued to us from our domestic or foreign patent applications. Third parties may challenge, invalidate or design around our patents. Third parties may infringe or independently develop either the same or similar technology as that covered by our patents or those patents licensed to us. Similarly, our patents may not provide us with meaningful protection from competitors and, as a result, our competitors could compete more directly with us.

   In addition to our patent portfolio, we rely upon unpatented proprietary technology, know-how and trade secrets and seek to protect them through confidentiality agreements with employees, consultants and advisors. We request that any corporate sponsor with which we enter into a collaborative agreement do so as well. If these confidentiality agreements are breached, we may not have adequate remedies for the breach. In addition, third parties may independently develop or otherwise acquire substantially the same proprietary technology as our technology and trade secrets.

   We have relationships with a number of academic consultants who are not employed by us. Accordingly, we have limited control over their activities and can expect only limited amounts of their time to be dedicated to our activities. These persons may have consulting, employment or advisory arrangements with other entities that may conflict with or compete with their obligations to us. Our consultants typically sign agreements that provide for confidentiality of our proprietary information and results of studies. However, in connection with every relationship, we may not be able to maintain the confidentiality of our technology. The dissemination of our technology could hurt our competitive position and results of operations. To the extent that our scientific consultants independently develop inventions or processes that may be applicable to our proposed products, disputes may arise as to the ownership of the proprietary rights to that information. We may not prevail in these disputes.

   Our ability to compete effectively will depend, in part, on our ability to maintain the proprietary nature of our technology and manufacturing processes. If we are unsuccessful in protecting our intellectual property rights, sales of our products would suffer and our ability to generate revenues could be severely impacted.

Claims by third parties that our patents are invalid or that our products or production methods infringe their rights could prevent us from selling our products or subject us to substantial costs and liabilities.

   Third parties may claim that our products or production methods infringe upon their intellectual property rights. This risk is exacerbated by the fact that the validity and breadth of medical technology patents involve complex legal and factual questions for which important legal principles remain unresolved. While we are not currently aware of any pending or threatened claim of infringement, our competitors or other third parties may assert in the future that our products or the methods we employ are covered by their patents. For example, we are aware of issued patents in the markets we currently serve and propose to serve that are held by third parties. We do not license or have other rights to these patents. We believe that the manufacture, use or sale of Apligraf does not and would not infringe any valid patents of these third parties and that other defenses would be available to us if a third party brought a claim relating to these patents against us. As we do not license or have other rights to these patents, if we were forced to defend infringement litigation, a court might disagree with our view and we might not be able to establish invalidity or non-infringement. In particular, establishing invalidity requires clear and convincing evidence sufficient to overcome the presumption of validity that issued patents enjoy by law.

   In addition, because patent applications can take many years to issue, there may be currently pending applications of which we are unaware, that may later result in issued patents which our products may infringe. There could also be existing patents of which we are not aware that our products may infringe.

   If an infringement lawsuit were to be asserted against us and we lost, a court could require us to pay substantial monetary damages. Moreover, a court could prevent us from selling the infringing product unless we obtained a license to use the technology covered by the patents or redesigned our product to avoid infringement. A license may not be available at all or on terms acceptable to us, or we may not be able to redesign a product to avoid infringement. Modification of a product or development of a new product could require us to conduct additional clinical trials and to revise our filings with health regulatory agencies, which could be time-consuming and expensive. We would be materially harmed if we were unable to successfully defend against infringement litigation, were unable to obtain any required license or sublicense to a patent that we were held to infringe or were unable to design around the asserted patent.

If we are unable to obtain adequate sources of supply of the raw materials, components and specialized equipment needed to manufacture Apligraf, our ability to continue generating revenue from sales of Apligraf will be impaired.

   We obtain the raw materials, components and specialized equipment used to manufacture Apligraf from numerous suppliers. Three components are currently obtained from sole-source suppliers. We maintain an inventory of the necessary raw materials, components and specialized equipment that we believe is sufficient to avoid a disruption in the production of Apligraf in the event of the temporary unavailability of these raw materials, components and specialized equipment. Because the FDA approval process requires manufacturers to specify their proposed materials of some components in their applications, FDA approval of a new material would be required if a currently approved material became unavailable from a supplier. If one or more of our suppliers ceased production of the necessary raw materials, components and specialized equipment of Apligraf, however, we would need time to qualify replacement suppliers and the manufacture of Apligraf could be disrupted.

   The components used to manufacture Apligraf that we obtain from sole-source suppliers are (1) insulin, a growth hormone, (2) media, a liquid used to provide nutrients to Apligraf as the cells grow, and (3) transferrin, a plasma protein. If our supply of any one of these components were interrupted, we would be unable to manufacture Apligraf. We believe that it could take up to one year to qualify another supplier. We are currently attempting to qualify alternative suppliers.

   The thermo-formed tray assembly that we use in the manufacturing process of Apligraf is a specialized piece of equipment that is available to us under a supply arrangement with only one manufacturing source. If we are unable to obtain adequate supplies of thermo-formed tray assemblies to meet future Apligraf manufacturing needs or if we cannot obtain those assemblies on a cost-effective basis, our operations would be hurt.

   We also use collagen, a protein obtained from animal source tissue, as another significant material required to produce our products. We have developed a proprietary method of procuring our own collagen that we believe is superior in quality and strength to collagen available from commercial sources. We may not be able to obtain adequate supplies of animal source tissue, or to obtain this tissue from animal herds that we believe do not involve pathogen contamination risks, to meet our future needs or on a cost-effective basis.

   Interruptions in our supply of raw materials, components and specialized equipment may occur in the future or we may have to obtain alternative vendors for these items. Any significant supply interruption could adversely affect the production of Apligraf or other products and delay our product development or clinical trial programs. These delays would have an adverse effect on our revenues.

We depend on our key personnel to manage our business and maintain our competitive position.

   We are highly dependent upon the principal members of our management team. We do not have employment agreements with these key personnel. Furthermore, we do not maintain key-man life insurance for our key personnel. The loss of the services of any of our key personnel could adversely affect our ability to develop and market our products, to obtain necessary regulatory approvals, to achieve our business objectives, to raise additional funds and to attract strategic and collaborative partners. We have a search underway for a Chairman of the Board.

   Because of the specialized nature of our business, our success will depend upon our ability to attract and retain highly qualified personnel. The competition for experienced personnel among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions is intense. If we are unable to continue to attract and retain highly qualified personnel, our competitive position could be hurt.

We may incur material losses and costs as a result of product liability claims that may be brought against us and our insurance may not be sufficient to cover damages.

   Our business exposes us to potential liability risks that are inherent in the testing, manufacturing, marketing and sale of medical products. The use of our products and product candidates, whether for clinical trials or commercial sale, may expose us to product liability claims or product recall and possible adverse publicity. These claims could be based on, among other things, the presence of any impurity or pathogen in any of our products. Our products are derived from human and animal products, must be handled numerous times during the production process and, in the case of our living cell products, cannot be manufactured subject to final sterilization, all of which increase the risk that an impurity or pathogen could be present. Although we have product liability insurance coverage, the level or breadth of our coverage may not be adequate to fully cover potential liability claims. In addition, we may not be able to obtain additional product liability coverage in the future at an acceptable cost. A successful claim or series of claims brought against us in excess of our insurance coverage and the effect of product liability litigation upon the reputation and marketability of our technology and products, could harm our business.

Our business is subject to the uncertainty of third-party reimbursement and health care reform measures which may limit market acceptance.

   In both domestic and foreign markets, our ability to commercialize our products and product candidates depends, in part, upon the availability of reimbursement from third-party payors, such as government health administration authorities, private health insurers and other organizations. Third-party payors increasingly challenge the price and cost-effectiveness of medical products. If our products are not considered cost-effective, third-party payors may limit reimbursement. Government and other third-party payors increasingly attempt to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. Use of Apligraf for indications other than those approved by the FDA remains subject to uncertainties regarding third-party reimbursement. If government and third party payors do not provide adequate coverage and reimbursement levels for uses of Apligraf or any of our other products, the market acceptance of those products would be limited.

   There have been a number of federal and state proposals during the last few years to subject the pricing of pharmaceuticals to government control and to make other changes to the U.S. health care system. It is uncertain what legislative proposals will be adopted or what actions federal, state or private payors for health care goods and services may take in response to any health care reform proposals or legislation. We cannot predict the effect that health care reforms may have on our business.

We may face interruptions in the production and shipping of our products due to delays or stoppages in transportation, mail or related services.

   Delays or stoppages in transportation, mail or other related services within the United States and throughout the world may prevent us from shipping our products to our customers resulting in lost sales. Because Apligraf is a living tissue and can only be stored for limited periods of time, customers typically purchase Apligraf on an as-needed basis and we must ship Apligraf using overnight carriers. The inability to ship Apligraf also results in the loss of inventory as the production of a batch of Apligraf cannot be stopped and restarted. The inability to ship Apligraf and the resulting expense of lost inventory could have a material adverse effect on our business, results of operations and financial condition.

                         Risks Related to This Offering

Our stock price has been volatile, and can fluctuate significantly based on events that are both within and outside of our control and general industry conditions, which could cause our common stock to decline in value.


   The biotechnology sector is vulnerable to abrupt changes in investor sentiment. Stock prices of companies in the biotechnology industry, including ours, can swing dramatically, with little relationship to operating performance. Our stock price may be affected by a number of factors including, but not limited to:

  . lack of sales volume growth;

  . clinical trial results, regulatory decisions and other product development events;

  . the outcome of litigation;

  . decisions relating to intellectual property rights;

  . the entrance of competitive products into our market;

  . changes in reimbursement policies or other practices related to the pharmaceutical industry;

  . other industry and market changes or trends;

  . the timing of approval and commercialization of our products;

  . the results of research or scientific discoveries by us or others;

  . new technological innovations;

  . developments concerning technology rights; or

  . public perception regarding the safety and efficacy of our products.

   During the period from April 22, 1999 to April 22, 2002, the closing price of our common stock has ranged from $0.85 to $19.50 per share. These fluctuations can occur due to events both within and outside of our control, regulatory actions such as government approval of products or reimbursements and general market conditions affecting the biotechnology sector or the stock market generally. Fluctuations in our financial performance from period to period, the issuance of analysts' reports and general industry and market conditions also may have a significant impact on the market price of our common stock.


If we cannot meet the American Stock Exchange maintenance rules and requirements for continued listing, the American Stock Exchange may delist our common stock, which would negatively impact the price of our common stock and the ability to sell our common stock.

   Our common stock is listed on the American Stock Exchange, or AMEX. The AMEX rules provide that the AMEX will consider delisting when a company has, among other things, (a) sustained losses in two of its three most recent fiscal years and has stockholders' equity of less than $2,000,000 or (b) sustained losses from continuing operations and/or net losses in each of its five most recent fiscal years. We currently do not satisfy these criteria. In December 2001, the AMEX agreed to continue our listing pending a review of our progress in meeting these criteria as reflected in our Form 10-K for 2001. We agreed to raise additional funds in the first quarter of 2002 and to report back to the AMEX by April 2002 regarding our progress in raising capital and meeting projected operating results. We believe that net proceeds of approximately $15,500,000 from our sale of equity securities on March 21, 2002, together with the conversion of our 7% convertible promissory notes issued in 1999 and our 7% convertible promissory note issued to Novartis in 2001, would allow us to meet the stockholders' equity criterion. The consent of the holders of these notes is required to effect conversion of these notes, and the consent of the holders of the 1999 notes may require the conversion price applicable to those notes ($14.50, subject to adjustment) to be modified, which modification would require Novartis' consent. If we are unable to obtain such consents, we will need to raise additional capital to meet the stockholders' equity criterion.

   We cannot provide any assurance that our common stock will remain listed on the AMEX or that we will not be delisted if we fail to meet these listing criteria. In the event our common stock is delisted from the AMEX, it would be more difficult to trade in our common stock and more difficult to obtain accurate, current information concerning market prices for our common stock and Novartis, which holds a convertible subordinated promissory note in the principal amount of $10,000,000, and the holders of the convertible debentures in the principal amount of $17,500,000 that we issued in March 1999 could declare their principal and accrued interest to become immediately due and payable in cash. In addition, we would find it more difficult to raise equity financing if our common stock is delisted.


If we default on our obligations under the convertible subordinated promissory note that we issued to Novartis, we may be required to repay to Novartis the full principal amount of the note, together with interest, and we may incur additional financial obligations to Novartis.

   Under the terms of the convertible subordinated promissory note that we issued to Novartis as of September 28, 2001, Novartis may declare the full principal amount of the note, together with all accrued but unpaid interest on the note and other amounts that we owe to Novartis on the date of acceleration, to be immediately due and payable in cash upon the occurrence of an event of default. As of April 22, 2002, there was $10,000,000 in principal amount outstanding under the note, which is due on March 29, 2004. Interest on the note accrues at 7% annually and is payable on September 30 and March 31 of each year. Although we are entitled to deliver shares of our common stock in satisfaction of the note at any time after March 31, 2002, we must satisfy a number of conditions, some of which cannot be satisfied without a waiver from Novartis. Any one of the following events will constitute an event of default under the note:


  . our default in the timely payment to Novartis of the principal amount of, interest on or liquidated damages in respect of the note;

  . any representation or warranty that we made to Novartis proves to have been incorrect when we made it under the note or the agreement under which the note was issued;

  . our failure to observe or perform any covenant or agreement under, or our breach of, the note or the agreement pursuant to which the note was issued which is not remedied by us within 30 days of notice thereof;

  . any bankruptcy, insolvency or reorganization proceedings involving us or any of our subsidiaries; or

  . the delisting or suspension of our common stock from trading on the AMEX without being relisted for a period of 30 trading days.

   If we default on our obligations under the terms of the note and are required to repay to Novartis all or a large portion of the amounts owed under the note, our financial condition and results of operations would be significantly adversely affected.

If we default on our obligations under the convertible debentures that we issued in March 1999, we may be required to repay to the debenture holders the full $17,500,000 in principal amount of the debentures, together with interest.


   Under the terms of the convertible debentures that we issued in March 1999, each debenture holder may declare the full principal amount of his, her or its debentures, together with all accrued but unpaid interest on the debentures, to be immediately due and payable in cash upon the occurrence of an event of default. As of April 22, 2002, there was $17,500,000 in principal amount outstanding under the debentures, which are due on March 29, 2004. Interest on the debentures accrues at 7% annually and is payable on September 30 and March 31 of each year. Although we are entitled to deliver shares of our common stock in satisfaction of the note at any time after March 31, 2002, we must satisfy a number of conditions, some of which cannot be satisfied without a waiver from the debenture holders. Any one of the following events will constitute an event of default under the debentures:


  . our default in the timely payment to the debenture holders of the principal amount of, interest on or liquidated damages in respect of the debentures;


  . any representation or warranty that we made to the debenture holders proves to have been incorrect when we made it under the debentures or the agreement under which the debentures were issued;


  . our failure to observe or perform any covenant or agreement under, or our breach of, the debentures or the agreement pursuant to which the debentures were issued which is not remedied by us within 30 days of notice thereof;


  . any bankruptcy, insolvency or reorganization proceedings involving us or any of our subsidiaries; or


  . the delisting or suspension of our common stock from trading on the AMEX without being relisted for a period of 30 trading days.


   If we default on our obligations under the terms of the debentures and are required to repay to the debenture holders all or a large portion of the amounts owed under the debentures, our financial condition and results of operations would be significantly adversely affected.


Our anti-takeover provisions may deter potential acquirors and may depress our stock price.

   We, as a Delaware corporation, are subject to the General Corporation Law of the State of Delaware, including Section 203, an anti-takeover law enacted in 1988. In general, Section 203 restricts the ability of a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder. As a result of the application of Section 203 and provisions in our restated certificate of incorporation, as amended, and by-laws, potential acquirors may be discouraged from attempting to acquire us, thereby possibly depriving our stockholders of acquisition opportunities to sell or otherwise dispose of our stock at above market prices typical of these acquisitions.

   We have also adopted a shareholder rights plan, which gives holders of our common stock the right to purchase shares of our Series B Junior Participating Preferred Stock if a potential acquiror purchases 15% or more of our outstanding common stock or plans to make a tender offer to purchase 30% or more of our outstanding common stock. The existence of this plan may make it more difficult for a third party to acquire control of us.

   We are authorized to issue up to 1,000,000 shares of preferred stock, $1.00 par value per share, and to determine the price, privileges and other terms of these shares. The issuance of any preferred stock with superior rights to our common stock could reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party, thereby preserving control of us by present owners and management and preventing the holders of our common stock from realizing a premium on their shares. As of April 17, 2002, we have 100,000 shares of our Series D convertible preferred stock issued and outstanding.


The value of your securities may decrease if other security holders exercise their options and warrants or if their debt is converted.

   At April 17, 2002, 44,699,181 shares of our common stock were outstanding, which excludes 250,000 treasury shares. We have reserved an additional 20,248,445 shares of our common stock for issuance under our employee stock purchase plan and upon the exercise of outstanding stock options and warrants, the exercise of stock options available for grant under our option plans, conversion of issued convertible notes and issued Series D convertible preferred stock and Series D convertible preferred stock issuable upon exercise of rights sold in a private placement. If any of these securities are exercised or converted, investors may experience dilution in the market value and earnings per share of the common stock into which these securities are convertible.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

   This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we will actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading "Risk Factors," that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders. The selling stockholders will pay any underwriting discounts and commissions and expenses for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares of our common stock covered by this prospectus, including, without limitation, all registration and filing fees, American Stock Exchange additional listing fees and the fees and expenses of our legal counsel and accountants.

   A portion of the shares covered by this prospectus are, prior to their resale pursuant to this prospectus, issuable upon the exercise of warrants to purchase common stock. Upon any exercise of the warrants that we sold in the March 2002 private placement for which the underlying shares are being registered, we will receive the exercise price of the warrants, which is $2.25 per share or approximately $8,146,550 in the aggregate. Similarly, upon any exercise of the warrant issued in October 1999 and subsequently transferred to the holder in October 2000 for which the underlying shares are being registered, we will receive the exercise price of the warrant, which is $10.00 per share or approximately $160,000 in the aggregate. To the extent that we receive any proceeds upon the exercise of the warrants, we expect to use those proceeds for working capital and general corporate purposes, including research and development.

                              SELLING STOCKHOLDERS

   The shares of common stock offered in this prospectus by the selling stockholders named in the table below consist of:

  . 7,241,376 shares of our common stock issued and sold to some of the selling stockholders in March 2002;

  . 3,620,686 shares of our common stock that are issuable to some of the selling stockholders upon the exercise of warrants to purchase our common stock that we issued and sold to those selling stockholders in March 2002;

  . 4,482,755 shares of our common stock that are issuable to some of the selling stockholders upon the conversion of the 100,000 shares of our Series D convertible preferred stock, assuming a conversion price of $1.45 per share, that we issued to those selling stockholders in March 2002; and

  . 16,000 shares of our common stock that are issuable to the holder of a warrant to purchase our common stock that we issued and sold in October 1999 and that was subsequently transferred to the holder in October 2000.


   The shares of our common stock offered by this prospectus were issued or are issuable to the selling stockholders in connection with the transactions described below.

   We entered into a series of Stock Purchase Agreements, dated as of March 13, 2002, with various investors pursuant to which we agreed to issue and sell to some of the investors an aggregate of 100,000 shares of our Series D convertible preferred stock and rights to acquire an additional 20,000 shares of our Series D convertible preferred stock, and issue and sell to the remaining investors an aggregate of 7,241,376 shares of our common stock and warrants to purchase up to an aggregate of 3,620,686 shares of our common stock. The aggregate purchase price for the sale of the Series D convertible preferred stock, the rights to acquire Series D convertible preferred stock, the common stock and the warrants to purchase common stock was $17,000,000. We closed the private placement of the Series D convertible preferred stock, the rights to acquire Series D convertible preferred stock, the common stock and the warrants to purchase common stock on March 21, 2002.

   The holders of our Series D convertible preferred stock are entitled to receive, out of any available funds, quarterly dividends at the annual rate of seven percent (7%) of the original purchase price of $65.00 per share. The dividends are payable on the shares of Series D convertible preferred stock only if, as and when declared by our Board of Directors. The dividends are not cumulative and therefore, if not declared in any quarter, the right to receive any given dividend will terminate and not carry forward to the next quarter. We presently do not expect to pay dividends on the shares of Series D convertible preferred stock.

   Each share of Series D convertible preferred stock is convertible into a number of shares of our common stock equal to the number obtained by dividing the original purchase price of the Series D convertible preferred stock of $65.00 per share, plus dividends declared but unpaid thereon, by the conversion price in effect at the close of business on the date the shares are converted. The initial conversion price of the Series D convertible preferred stock is $1.45 per share. The conversion price, and number of shares of common stock issuable upon conversion, will be adjusted in the event of stock splits, stock dividends, reverse stock splits and issuances of shares of our capital stock at prices below the conversion price, subject to certain exceptions. Additionally, all shares of the Series D convertible preferred stock are automatically convertible into the number of shares of our common stock as determined by the same formula for the optional conversion above immediately prior to:

  . the closing of an underwritten firm public offering pursuant to an effective registration statement, with gross proceeds of not less than $15,000,000, at a price to the public of not less than $4.00 per share;

  . on the date on which less than ten percent (10%) of the shares of Series D convertible preferred stock issued by us are outstanding; or

  . if the holders of at least sixty percent (60%) of the then outstanding shares of Series D convertible preferred stock do not elect to treat an acquisition of our Company as a liquidation, dissolution or winding up of our Company.


   The warrants to purchase common stock are exercisable at a price of $2.25 per share (subject to certain adjustments contained in the warrants) at any time from and after March 21, 2002 through and including

March 21, 2006. Also, in accordance with the provisions contained in the warrants, the holders may convert the warrants on a "cashless" basis into shares of our common stock. The right of the holders to exercise any portion of the warrants is limited to the extent that any of the holders would own, together with any affiliates of the holder, more than 4.99% or, in some cases, 9.99% of the outstanding shares of our common stock.

   Pursuant to the terms of the Stock Purchase Agreements, we agreed to file a registration statement with the SEC within 30 days after the closing date of the private placement to register for resale the shares of common stock issuable upon conversion of the Series D convertible preferred stock, the shares of common stock issued and sold in the private placement and the shares of common stock issuable upon the exercise of warrants to purchase common stock. The shares of common stock issuable upon conversion of the shares of Series D convertible preferred stock that some of the selling stockholders may acquire upon exercise of their rights to acquire an aggregate of 20,000 shares of our Series D convertible preferred stock are not being registered for resale pursuant to this prospectus. If we do not file the registration statement by the thirtieth day, we will be required to pay to each investor, on the third business day following the thirtieth day and each month after such thirtieth day until we file the registration statement, an amount in cash equal to one percent (1%) of the total purchase price paid by such investor to us on the closing date, which cash amount shall be prorated for partial months. We intend to file the registration statement within 30 days of the closing date of the private placement. If the SEC does not declare the registration statement effective by the earlier of five trading days after the date on which the SEC notifies us that the registration statement will not be reviewed or is no longer subject to review and comment, or 120 days after the closing date, then we will be required to pay to each investor, on the third business day following the effectiveness deadline and each monthly anniversary after the deadline until the SEC declares the registration statement effective, an amount in cash equal to one percent (1%) of the total purchase price paid by such investor to us on the closing date, which cash amount shall be prorated for partial months.


   In October 1999, we issued a warrant to purchase up to 100,000 shares of our common stock at an exercise price of $10.00 per share to Gruntal & Co., LLC. In October 2000, we cancelled the warrant and issued new warrants to purchase an aggregate of 100,000 shares of our common stock to Gruntal & Co., LLC and a number of other investors. Pursuant to the terms of the new warrants, we agreed to provide Gruntal & Co., LLC and the other investors with written notice of our intention to register shares of our common stock for our own account or the account of others and to use our best efforts to include the shares of common stock issuable upon exercise of the new warrants if Gruntal & Co., LLC or any of the other investors so requested. Only one of the holders of the new warrants has requested that we register the shares of our common stock issuable to him upon the exercise of his warrant. This holder holds a warrant to purchase up to 16,000 shares of our common stock.


   The following table identifies each of the selling stockholders and, to our knowledge, sets forth information regarding the beneficial ownership of our common stock by the selling stockholders as of April 17, 2002. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares, as well as any shares as to which the selling stockholders have the right to acquire beneficial ownership within sixty (60) days after April 17, 2002 through the exercise or conversion of any stock options, warrants, preferred stock, rights to acquire preferred stock, convertible debt or otherwise. Unless otherwise indicated below, all selling stockholders named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the selling stockholders named below.

                             Shares Owned and                    Shares Owned and
                           Ownership Percentage                Ownership Percentage
                          Prior to Offering (1)       Shares    After Offering (2)
                          --------------------------   Being   -------------------------
  Selling Stockholder       Number      Percentage    Offered   Number      Percentage
  -------------------     ------------- ------------ --------- ------------ ------------
Bricoleur Partners, LP
 (3)....................      1,065,909        2.3%    888,258      177,651           *
Bricoleur Partners II,
 LP (4).................      1,383,289        3.0%  1,152,741      230,548           *
Bricoleur Enhanced, LP
 (5)....................        920,400        2.0%    767,000      153,400           *
Bric6, LP (6)...........        711,412        1.6%    592,844      118,568           *
Bricoleur Offshore, Ltd.
 (7)....................      1,213,572        2.6%  1,011,310      202,262           *
Bricoleur-Plus Fund,
 Ltd. (8)...............         50,026          *      41,689        8,337           *
Bric Healthcare, LP
 (9)....................         34,695          *      28,913        5,782           *
Capital Ventures
 International (10).....      1,551,723        3.4%  1,551,723            0         0.0%
EGM Medical Technology
 Fund LP (11)...........        557,137        1.2%    557,137            0         0.0%
EGM Medical Technology
 Offshore Fund (12).....        322,171          *     322,171            0         0.0%
Kahn Capital Partners LP
 (13)...................      2,586,206        5.7%  2,586,206            0         0.0%
Peter and Carolyn Lynch
 JT Ten (14)............        179,826          *     144,826       35,000           *
The Lynch Foundation
 (15)...................        182,965          *     154,965       28,000           *
Peter S. Lynch
 Charitable Remainder
 Trust (16).............         86,500          *      64,500       22,000           *
Lynch Children's Trust
 fbo Elizabeth Lynch
 (17)...................         22,500          *      16,500        6,000           *
Lynch Children's Trust
 fbo Mary Lynch (18)....         22,500          *      16,500        6,000           *
Lynch Children's Trust
 fbo Anne Lynch (19)....         22,500          *      16,500        6,000           *
MRT, LP (20)............        517,242        1.2%    517,242            0         0.0%
SF Capital Partners
 (21)...................      1,551,723        3.4%  1,551,723            0         0.0%
Stonestreet Limited
 Partnership (22).......        517,242        1.2%    517,242            0         0.0%
Strong River
 Investments, Inc.
 (23)...................      1,034,482        2.3%  1,034,482            0         0.0%
Vertical Ventures
 Investments, LLC (24)..        775,861        1.7%    775,861            0         0.0%
ZLP Master Technology
 Fund Ltd. (25).........      1,034,484        2.3%  1,034,484            0         0.0%
Roger C. Kahn (26)......         16,000          *      16,000            0         0.0%

--------
 *   Less than 1%.

(1) Percentages prior to the offering are based on 44,699,181 shares of common stock that were issued and outstanding as of April 17, 2002, which number does not include 250,000 treasury shares. We and the selling stockholders who purchased the shares of Series D convertible preferred stock have agreed in the Stock Purchase Agreements that the selling stockholders will not exercise their rights to acquire additional shares of our Series D convertible preferred stock to the extent that such acquisition would cause the selling stockholders to exceed 9.99% ownership of our outstanding common stock, as computed in accordance with Sections 13 and 16 of the Securities Exchange Act of 1934.

(2) We do not know when or in what amounts each selling stockholder may offer for sale the shares of common stock pursuant to this offering. The selling stockholders may choose not to sell any of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares of common stock pursuant to this offering, and because there are currently no agreements, arrangements or undertakings with respect to the sale of any of the shares of common stock, we cannot estimate the number of shares of common stock that each selling stockholder will hold after completion of the offering. For purposes of this table, we have assumed that the selling stockholders will have sold all of the shares covered by this prospectus upon the completion of the offering.

(3) The number of shares of common stock owned prior to the offering consists of 888,258 shares of common stock issuable to Bricoleur Partners, LP upon the conversion of 19,815 shares of Series D convertible preferred stock and 177,651 shares of common stock issuable to Bricoleur Partners, LP upon the conversion of the 3,963 shares of Series D convertible preferred stock which it has the right to acquire.

(4) The number of shares of common stock owned prior to the offering consists of 1,152,741 shares of common stock issuable to Bricoleur Partners II, LP upon the conversion of 25,715 shares of Series D convertible preferred stock and 230,548 shares of common stock issuable to Bricoleur Partners II, LP upon the conversion of the 5,143 shares of Series D convertible preferred stock which it has the right to acquire.

(5) The number of shares of common stock owned prior to the offering consists of 767,000 shares of common stock issuable to Bricoleur Enhanced LP upon the conversion of 17,110 shares of Series D convertible preferred stock and 153,400 shares of common stock issuable to Bricoleur Enhanced, LP upon the conversion of the 3,422 shares of Series D convertible preferred stock which it has the right to acquire.

(6) The number of shares of common stock owned prior to the offering consists of 592,844 shares of common stock issuable to Bric6, LP upon the conversion of 13,225 shares of Series D convertible preferred stock and 118,568 shares of common stock issuable to Bric6, LP upon the conversion of the 2,645 shares of Series D convertible preferred stock which it has the right to acquire.

(7) The number of shares of common stock owned prior to the offering consists of 1,011,310 shares of common stock issuable to Bricoleur Offshore, Ltd. upon the conversion of 22,560 shares of Series D convertible preferred stock and 202,262 shares of common stock issuable to Bricoleur Offshore, Ltd. upon the conversion of the 4,512 shares of Series D converible preferred stock which it has the right to acquire.

(8) The number of shares of common stock owned prior to the offering consists of 41,689 shares of common stock issuable to Bricoleur-Plus Fund, Ltd. upon the conversion of 930 shares of Series D convertible preferred stock and 8,337 shares of common stock issuable to Bricoleur Partners, LP upon the conversion of the 186 shares of Series D convertible stock which it has the right to acquire.

(9) The number of shares of common stock owned prior to the offering consists of 28,913 shares of common stock issuable to Bric Healthcare, LP upon the conversion of 645 shares of Series D convertible preferred stock and 5,782 shares of common stock issuable to Bricoleur Partners, LP upon the conversion of the 129 shares of Series D convertible preferred stock which it has the right to acquire.

(10) The number of shares of common stock owned prior to the offering consists of 1,034,482 shares of common stock held directly by Capital Ventures International and 517,241 shares of common stock issuable to Capital Ventures International upon the exercise of warrants to purchase common stock.

(11) The number of shares of common stock owned prior to the offering consists of 371,425 shares of common stock held directly by EGM Medical Technology Fund LP and 185,712 shares of common stock issuable to EGM Medical Technology Fund LP upon the exercise of warrants to purchase common stock.

(12) The number of shares of common stock owned prior to the offering consists of 214,781 shares of common stock held directly by EGM Medical Technology Offshore Fund and 107,390 shares of common stock issuable to EGM Medical Technology Offshore Fund upon the exercise of warrants to purchase common stock.

(13) The number of shares of common stock owned prior to the offering consists of 1,724,137 shares of common stock held directly by Kahn Capital Partners and 862,069 shares of common stock issuable to Kahn Capital Partners upon the exercise of warrants to purchase common stock.

(14) The number of shares of common stock owned prior to the offering consists of 131,551 shares of common stock held directly by Peter and Carolyn Lynch JT Ten and 48,275 shares of common stock issuable to Peter and Carolyn Lynch JT Ten upon the exercise of warrants to purchase common stock.

(15) The number of shares of common stock owned prior to the offering consists of 131,310 shares of common stock held directly by The Lynch Foundation and 51,655 shares of common stock issuable to The Lynch Foundation upon the exercise of warrants to purchase common stock.

(16) The number of shares of common stock owned prior to the offering consists of 65,000 shares of common stock held directly by Peter S. Lynch Charitable Remainder Trust and 21,500 shares of common stock issuable to Peter S. Lynch Charitable Remainder Trust upon the exercise of warrants to purchase common stock.

(17) The number of shares of common stock owned prior to the offering consists of 17,000 shares of common stock held directly by Lynch Children's Trust fbo Elizabeth Lynch and 5,500 shares of common stock issuable to Lynch Children's Trust fbo Elizabeth Lynch upon the exercise of warrants to purchase common stock.

(18) The number of shares of common stock owned prior to the offering consists of 17,000 shares of common stock held directly by Lynch Children's Trust fbo Mary Lynch and 5,500 shares of common stock issuable to Lynch Children's Trust fbo Mary Lynch upon the exercise of warrants to purchase common stock.

(19) The number of shares of common stock owned prior to the offering consists of 17,000 shares of common stock held directly by Lynch Children's Trust fbo Anne Lynch and 5,500 shares of common stock issuable to Lynch Children's Trust fbo Anne Lynch upon the exercise of warrants to purchase common stock.

(20) The number of shares of common stock owned prior to the offering consists of 344,828 shares of common stock held directly by MRT, LP and 172,414 shares of common stock issuable to MRT, LP upon the exercise of warrants to purchase common stock.

(21) The number of shares of common stock owned prior to the offering consists of 1,034,482 shares of common stock held directly by SF Capital Partners and 517,241 shares of common stock issuable to SF Capital Partners upon the exercise of warrants to purchase common stock.

(22) The number of shares of common stock owned prior to the offering consists of 344,828 shares of common stock held directly by Stonestreet Limited Partnership and 172,414 shares of common stock issuable to Stonestreet Limited Partnership upon the exercise of warrants to purchase common stock.

(23) The number of shares of common stock owned prior to the offering consists of 689,655 shares of common stock held directly by Strong River Investments, Inc. and 344,827 shares of common stock issuable to Strong River Investments, Inc. upon the exercise of warrants to purchase common stock.

(24) The number of shares of common stock owned prior to the offering consists of 517,241 shares of common stock held directly by Vertical Ventures Investments, LLC and 258,620 shares of common stock issuable to Vertical Ventures Investments, LLC upon the exercise of warrants to purchase common stock.

(25) The number of shares of common stock owned prior to the offering consists of 689,656 shares of common stock held directly by ZLP Master Technology Fund Ltd. and 344,828 shares of common stock issuable to ZLP Master Technology Fund Ltd. upon the exercise of warrants to purchase common stock.

(26) The number of shares of common stock owned prior to the offering consists of 16,000 shares of common stock issuable to Roger C. Kahn upon the exercise of warrants to purchase common stock.

Material relationships between the selling stockholders and Organogenesis and its affiliates

   None of the selling stockholders has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years.

                              PLAN OF DISTRIBUTION

   The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. For purposes of the following description, the term "selling stockholders" includes pledgees, donees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. These sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

  . distributions by one or more underwriters on a firm commitment or best efforts basis;

  . purchases by a broker-dealer as principal and resale by that broker-
    dealer for its own account pursuant to this prospectus;
  . ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  . block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  . crosses in which the same broker acts as an agent on both sides of the trade;

  . an exchange distribution in accordance with the rules of the applicable exchange;

  . in privately negotiated transactions;

  . in transactions other than on exchanges or services;

  . in connection with transactions to cover short sales;

  . by pledge or by grant of a security interest in the shares to secure debts and other obligations;

  . through the writing of options, whether the options are listed on an option exchange or otherwise;

  . in connection with the writing of non-traded and exchange-traded call options or put options, in hedge transactions and in settlement of other transactions in standardized over-the-counter options;

  . through the distribution of the shares by any selling stockholder to its partners, members or stockholders; and

  . any other method permitted pursuant to applicable law.

   In addition, the selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than pursuant to this prospectus. To the extent any selling stockholders are our affiliates at the time sales are made under this prospectus, those sales must be made pursuant to Rule 144.

   To the extent required, we may amend or supplement this prospectus from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell the common stock short and re-deliver the shares to close out those short positions. The selling stockholders also may enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of shares offered by this prospectus, which shares the broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect those transactions). The selling stockholders also may pledge shares to a broker-dealer or other financial institution, and, upon a default, that broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect that transaction). In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

   In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with those sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

   In order to comply with the securities laws of some states, if applicable, the shares must be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

   We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

   At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, the proposed selling price to the public and other factors material to the transaction.

   We also agreed to use our best efforts to have the registration statement remain effective until the earlier of March 21, 2004, which is two years following the closing date of our most recent private placement, or such time as all of the shares of common stock, the shares of common stock issuable upon the conversion of the Series D convertible preferred stock and the shares of common stock issuable upon exercise of the warrants to purchase common stock acquired by the investors in connection with the private placement have been sold pursuant to the registration statement.

   We have agreed to indemnify each selling stockholder who purchased the Series D convertible preferred stock, the common stock and the warrants to purchase common stock in the March 2002 private placement against specified liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against specified liabilities, including liabilities arising under the Securities Act.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered in this prospectus will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts.

                                    EXPERTS

   The financial statements incorporated in this prospectus by reference to Organogenesis Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in the Nature of Business Note to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We are a public company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition, our stock is listed for trading on the American Stock Exchange. You can read and copy reports and other information concerning us at the offices of the American Stock Exchange located at 86 Trinity Place, New York, New York 10006-1881.

   This prospectus is only part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933. The registration statement contains more information than this prospectus regarding us and our common stock, including exhibits and schedules. You should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

  . inspect a copy of the registration statement, including the exhibits and schedules, without charge at the SEC's Public Reference Room; or

  . obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

                   INCORPORATION OF INFORMATION BY REFERENCE

   The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file at a later date with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  (a) Our annual report on Form 10-K for the fiscal year ended December 31, 2001, as amended on Form 10-K/A filed with the SEC on April 23, 2002;

  (b) Our current reports on Form 8-K filed with the SEC on January 4, 2002, January 30, 2002, February 6, 2002, February 25, 2002 and March 1, 2002 and our current report on Form 8-K filed with the SEC on March 25, 2002, as amended on Form 8-K/A filed with the SEC on March 26, 2002; and

  (c) The description of our common stock which is contained in our registration statement on Form 8-A filed with the SEC on December 15, 1986 under the Exchange Act, including any amendment or reports filed for the purpose of updating this description.

   You may request a copy of these filings, at no cost, by writing or telephoning our Corporate Communications Department at the following address:
Organogenesis Inc., 150 Dan Road, Canton, Massachusetts 02021, (781) 575-0775.

   You should rely only upon information contained in this prospectus. We have not authorized anyone to provide you with information or to represent anything to you not contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted.

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The following table sets forth the various expenses payable to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by the Registrant (except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares). All of the amounts shown are estimates except the Securities and Exchange Commission registration fee and the American Stock Exchange additional listing fee.

Securities and Exchange Commission registration fee.................... $ 1,060
American Stock Exchange additional listing fee.........................  22,500
Printing expenses......................................................   5,000
Legal fees and expenses................................................  20,000
Accounting fees and expenses...........................................  10,000
Miscellaneous expenses.................................................  10,000
                                                                        -------
Total.................................................................. $68,560
                                                                        =======

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

   Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which permits a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except
(1) for any breach of the director's fiduciary duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or
(4) for any transaction from which the director derived an improper personal benefit.

   Reference is also made to Section 145 of the DGCL which provides that a corporation may indemnify any persons, including directors and officers, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal actions or proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify directors and/or officers in an action or suit by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the director or officer is adjudged to be liable to the corporation. Where a director or officer is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such director or officer actually and reasonably incurred.

   Article VII of our restated certificate of incorporation, as amended, and
Article X of our by-laws provide for indemnification of our directors and officers to the fullest extent permitted by the DGCL. We maintain liability insurance for the benefit of our directors and certain of our officers.

   The above discussion of the DGCL and our restated certificate of incorporation, as amended, and by-laws is not intended to be exhaustive and is qualified in its entirety by such statutes, restated certificate of incorporation and by-laws.

ITEM 16. EXHIBITS.


 Exhibit
   No.                                 Description
 -------                               -----------
   3.1*  Restated Certificate of Incorporation of the Registrant, as amended
         (previously filed as Exhibit No. 3(i) to the Registrant's Quarterly
         Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference).
   3.2*  By-laws (previously filed as Exhibit No. 4(b) to the Registrant's
         Registration Statement on Form S-1 [File No. 33-48340] and
         incorporated herein by reference).
   4.1*  Form of Common Stock Certificate (previously filed as Exhibit No. 4(c)
         to the Registrant's Registration Statement on Form S-1 [File No. 33-
         48340] and incorporated herein by reference).
   4.2*  Certificate of Designation, Preferences and Rights of Series D
         Convertible Preferred Stock, filed with the Secretary of State of the
         State of Delaware on March 20, 2002 (previously filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the SEC on
         March 25, 2002 and incorporated herein by reference).
   5.1   Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., with respect to the legality of the shares of common stock being registered.
  10.1*  Form of Stock Purchase Agreement, dated as of March 13, 2002, by and between the Registrant and each Investor (previously filed as Exhibit
         10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on March 25, 2002 and incorporated herein by reference).
  10.2*  Form of Common Stock Purchase Warrant (previously filed as Exhibit
         10.2 to the Registrant's Current Report on Form 8-K filed with the SEC on March 25, 2002 and incorporated herein by reference).
  10.3*  Form of Common Stock Purchase Warrant dated October 10, 2000
         (previously filed as Exhibit 10(nn) to the Registrant's Annual Report on Form 10-K/A filed with the SEC on April 23, 2002 and incorporated herein by reference).
  23.1   Consent of PricewaterhouseCoopers LLP.
  23.2   Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
         (included in Exhibit 5.1 to this Registration Statement on Form S-3)
  24.1*  Power of Attorney (included in the signature page in Part II of this
         Registration Statement on Form S-3).

--------
* Previously filed.

ITEM 17. UNDERTAKINGS.

   The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

       (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

   The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, Statement, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Canton, Commonwealth of Massachusetts, on April 23, 2002.


                                          Organogenesis Inc.

                                                  /s/ John J. Arcari

                                          By: _________________________________

                                                    John J. Arcari


                                               Chief Financial Officer


   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



              Signature                          Title                   Date
              ---------                          -----                   ----

                  *                    President, Chief Executive   April 23, 2002
______________________________________  Officer and Director
          Steven B. Bernitz

          /s/ John J. Arcari           Chief Financial Officer      April 23, 2002
______________________________________  and Treasurer (Principal
            John J. Arcari              financial officer and
                                        principal accounting
                                        Officer)

                  *                    Executive Vice President,    April 23, 2002
______________________________________  Medical and Regulatory
     Michael L. Sabolinski, M.D.        Affairs, Chief Medical
                                        and Scientific Officer
                                        and Director

                  *                    Director                     April 23, 2002
______________________________________
             Albert Erani

                  *                    Director                     April 23, 2002
______________________________________
         James J. Apostolakis

                  *                    Director                     April 23, 2002
______________________________________
          Bernard A. Marden

                  *                    Director                     April 23, 2002
______________________________________
            Glenn Nussdorf

                                       Director
______________________________________
       Anton E. Schrafl, Ph.D.


* By executing his name hereto, John J. Arcari is signing this document on behalf of the persons indicated above pursuant to the powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission.


                                                  /s/ John J. Arcari


                                          By: ____________________________


                                                    John J. Arcari


                                                    Attorney-in-fact

                               INDEX TO EXHIBITS


 Exhibit
   No.                                 Description
 -------                               -----------
   3.1*  Restated Certificate of Incorporation of the Registrant, as amended
         (previously filed as Exhibit No. 3(i) to the Registrant's Quarterly
         Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference).
   3.2*  By-laws (previously filed as Exhibit No. 4(b) to the Registrant's
         Registration Statement on Form S-1 [File No. 33-48340] and
         incorporated herein by reference).
   4.1*  Form of Common Stock Certificate (previously filed as Exhibit No. 4(c)
         to the Registrant's Registration Statement on Form S-1 [File No. 33-
         48340] and incorporated herein by reference).
   4.2*  Certificate of Designation, Preferences and Rights of Series D
         Convertible Preferred Stock, filed with the Secretary of State of the
         State of Delaware on March 20, 2002 (previously filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the SEC on
         March 25, 2002 and incorporated herein by reference).
   5.1   Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., with respect to the legality of the shares of common stock being registered.
  10.1*  Form of Stock Purchase Agreement, dated as of March 13, 2002, by and between the Registrant and each Investor (previously filed as Exhibit
         10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on March 25, 2002 and incorporated herein by reference).
  10.2*  Form of Common Stock Purchase Warrant (previously filed as Exhibit
         10.2 to the Registrant's Current Report on Form 8-K filed with the SEC on March 25, 2002 and incorporated herein by reference).
  10.3*  Form of Common Stock Purchase Warrant dated October 10, 2000
         (previously filed as Exhibit 10(nn) to the Registrant's Annual Report on Form 10-K/A filed with the SEC on April 23, 2002 and incorporated herein by reference).
  23.1   Consent of PricewaterhouseCoopers LLP.
  23.2   Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
         (included in Exhibit 5.1 to this Registration Statement on Form S-3)
  24.1*  Power of Attorney (included in the signature page in Part II of this
         Registration Statement on Form S-3).

--------
* Previously filed.